

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 29, 2005

Gary L. Castagna, Chief Financial Officer
Amcol International Corporation
One North Arlington
1500 West Shure Drive, Suite 500
Arlington Heights, Illinois 60004-7803

> **Re: Amcol International Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Filed March 31, 2005**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2004**
> **Filed April 29, 2005**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2005**
> **Filed August 1, 2005**
> **File No. 001-14447**

Dear Mr. Castagna:

We have reviewed your Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2004 and Form 10-Q for the Fiscal Quarter Ended June 30, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note (1) Summary of Significant Accounting Policies, page F-8

Reclassifications, page F-11

1.   We note that you have increased gross profit for 2003 and 2002 by $8,000 and
        $6,227 thousand, respectively, or 8.9% and 8.7% of the unadjusted gross profit
        amount of $89,551 and $71,868 thousand, respectively, for the reclassification for
        commissions paid to external sales representatives. Tell us why you believe the
        classification of such commissions expense as general, selling and administrative
        expenses is appropriate and cite the accounting literature you relied upon. Please
        tell us how you considered the guidance in APB 20 and SAB 99 in determining
        whether to present this reclassification as a correction of an error. In your
        response, please address the impact of such reclassifications on the annual and
        interim reporting periods in fiscal years 2003 and 2002.

Note (4) Business Segment and Geographic Area Information, page F-12

2.   We note on page 16 that your minerals segment is composed of metalcasting, pet
        products and specialty minerals business units and your environmental segment is
        composed of lining technologies, building materials and water treatment business
        units. Please tell us how you considered the aggregation criteria, including the
        similarity of economic characteristics, such as long-term average gross margins,
        as presented in paragraph 17 of SFAS 131 in determining your reportable
        segments.

Note (7) Goodwill and Intangible Assets, page F-15

3.   Please disclose the changes in carrying amount of goodwill for each of the years
        ended December 31, 2004, 2003 and 2002. Refer to paragraph 45.c. of SFAS 142
        for additional guidance.

Note (10) Acquisitions, page F-19

4.   Related to your acquisitions in 2004, we note that you recorded goodwill and
        intangible assets of $12,742 thousand on the total purchase price of $13,333
        thousand. Please disclose the amount of intangible assets subject to amortization
        and intangible assets not subject to amortization. Refer to paragraphs 52 and 53
        of SFAS 141 for additional guidance. Additionally, advise us of your
        consideration of paragraphs 39 and A14 of SFAS 141 as it relates to the
        recognition of intangible assets apart from goodwill. Also, advise us of any
        intangible assets included in goodwill that do not meet the criteria for recognition
        apart from goodwill.

Note (8) Income Taxes, page F-16

5.   We note that you have recorded numerous reclassifications in your financial
        statements and adjustments to income due to revised tax related amounts. Based
        on your disclosures, it appears these adjustments and reclassifications relate to
        events occurring in prior periods. It is unclear from your disclosures if it is
        appropriate to record such adjustments in the current period (i.e. the period in
        which they were discovered) or if such adjustments require restatement of the
        prior periods (i.e. the periods to which the revisions relate). Based on your filing,
        these adjustments and reclassifications include:

        (i)   On page F-17, in 2004, the amendment of income tax returns from 1999
                 through 2003 for $4,789 thousand resulted in a decrease to your tax
                 expense recorded for the year ended December 31, 2004;

        (ii)   On page F-12, in 2004, finalization of Internal Revenue Service audits
                 related to the sale of your U.K. metalcasting business in 2001 and cat litter
                 business in 2000 for $8.9 million resulted in an increase to income for the
                 year ended December 31, 2004;

        (iii)   On page F-11, $5,546 thousand was recorded to increase the income tax
                 receivable for errors in tax accruals relating to fiscal year 2000.
                 Additionally, $1,006 thousand was recorded to various deferred tax
                 accrual accounts relating to errors in fiscal year 2001 amounts. It is
                 unclear from your disclosure if this adjustment was recorded to the fiscal
                 year 2004 balance sheet or to the fiscal year 2002 balance sheet presented
                 in this filing;

        (iv)   On page F-28, $1,205 thousand was recorded to revise professional fees
                 related to amended tax returns for fiscal years 1999 through 2002. You

> have disclosed this amount as a restatement to the third quarter of 2004; however, it is unclear how this restated amount was recorded and how it affected all balances reported in your Form 10-Q for that period;

> (v)   On pages F-17 and F-28, $1,111 thousand was recorded as an adjustment to the deferred tax amounts and tax benefit for a revision of the foreign income recognized at your U.K. subsidiary. This amount appears to have been recorded in fiscal year 2004 based on disclosures on page F-17. However, your disclosures on page F-28 show the amount as a restatement to the third quarter of fiscal year 2004.

Please tell us how you considered the guidance in SAB 99, APB 20 and AU 420 in determining whether these items should be presented as a correction of an error. Please submit the analysis you performed to support your conclusion that such adjustments are not material to the prior periods to which they relate, and thus restatement of the prior period financial statements was not required. Your analysis should also address why you believe such adjustments are not material, individually and in the aggregate, to the current fiscal periods in which you have recorded the adjustments. Such analysis should be performed on both an annual and quarterly interim reporting period basis.

The items noted above may not be a complete list of adjustments you have made to the current period financial statements for amounts relating to prior periods. Your response should not be limited to the items listed above. Please ensure your response addresses all adjustments, including those in addition to the items noted above, if any.

<u>Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Exhibits 31.1 and 31.2</u>

6.   In future filings, please conform your Rule 13a-14(a)/15d-14(a) certifications to that found in Item 601(b)(31) of Regulation S-K. In this regard, please remove your certifying officers' titles from the first line of the certification.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Note (1) Summary of Significant Accounting Policies, page 8

Reclassifications, page 9

7.   We note your disclosure of reclassification of certain expenses relating to product
         liability, warranty and royalty expenses from net sales to general, selling and
         administrative expenses. Tell us why you believe the classification of these
         expense as general, selling and administrative expenses is appropriate and cite the
         accounting literature you relied upon. Please tell us how you considered the
         guidance in APB 20 and SAB 99 in determining whether to present this
         reclassification as a correction of an error. In your response, please address the
         impact of such reclassifications on the annual and interim reporting periods
         presented.

Note (10) Discontinued Operations, page 15

8.   Similar to the comment above relating to the adjustments to tax related amounts,
         we note you have recorded $5,255 thousand as an income tax receivable and a
         gain of $4,755 thousand on discontinued operations relating to the settlement of
         $7.8 million in state tax claims from amended tax returns relating to events
         occurring in fiscal year 2000. Please tell us how you considered the guidance of
         SAB99, APB 20 and AU 420 in determining whether these items should be
         presented as a correction of an error. Please submit the analysis you performed to
         support your conclusions.

Closing Comments

         As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne
     Ms. Shannon Buskirk